INVEST IN **RISE ROBOTICS**

Electrifying heavy machines

riserobotics.com   Boston, MA   𝕏 in ▶ f ⊙ 🔊

Technology   Notable Angel   Minority Founder

Manufacturing   VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

$1M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1    $9.3M in total revenue

Our technology is 3x faster, 3x more efficient, 3x more durable, and 20%

2   Our technology is 6x faster, 6x more efficient, 6x more durable, and 20% lighter than hydraulics

3   Set the GUINNESS WORLD RECORD for the World's Strongest Robotic Arm Prototype

4   $22M raised from top VCs including Techstars, MIT's The Engine & Fortistar Capital

5   World-class team from MIT, RISD, iRobot, Apple & Forbes 30 Under 30 Manufacturing

6   Positioned to disrupt heavy machines from subsea to space - a combined $600B+ market

7   Collaborations with Anthony Liftgates, U.S. Air Force, Danfoss, & Gates Corporation

8   20+ global patents granted & pending

Featured Investors



Kingscrowd Capital   Follow   Invested $10,000 ⓘ

Kingscrowd Capital is the first Data-Driven Fund in the Online Private Market.
kingscrowd.com

"Investing in deep-tech hardware requires backing companies that solve critical needs with durable, hard-to-replicate innovations. RISE Robotics checks all those boxes. Its fluid-free actuator technology isn't a nice-to-have gadget; it addresses an urgent industry imperative to reduce energy consumption, electrify heavy machinery, hit environmental targets, boost throughput, and slash maintenance costs....RISE Robotics has the potential to deliver an outsized return by disrupting a multibillion-dollar heavy machinery sector. Its unique product addresses non-negotiable industry needs, and the path to revenue is clearly defined. For investors seeking a high-conviction play on the electrification of industrial equipment, RISE offers a rare combination of low remaining tech risk, strong market demand, and the potential for substantial value creation."

View Investment Memo

 **The Engine**   Follow   Invested $3,000,000

Built by MIT, Engine Ventures invests in Tough Tech founders: providing capital, operational expertise, and a powerful network to build and scale companies unlocking massive opportunities in climate change, human health and advanced systems.
engine.xyz

Reed Sturtevant, General Partner

"It takes a lot to make a machine move. Displacing hydraulics is just the first application of RISE Robotics' IP for improving motion and electrifying heavy machinery. Their research, approach and systems will be crucial in evolving how other key mechanical components work, but most importantly these innovations to the fundamentals of how machinery moves will lead the industry toward not just compliance with emissions standards but helping heavy machinery become an oil-free, zero emissions industry in the future."

 **Bill Warner** in   Follow   Invested $181,220

Founder of Avid Technology ($1.4B exit to Symphony), which revolutionized video editing. Academy Award winner & in the National Inventors HoF. Continues to empower the next generation of innovators as a TechStars mentor and angel investor in 30+ startups.

"I back companies that challenge the status quo and have the potential to make a meaningful impact on the world. RISE® Robotics is tackling inefficiencies in heavy machinery with a visionary approach to electrification and sustainability. Their innovative technology and strong leadership gives them a real shot at transforming an outdated industry."

 **Bo Lee** in   Follow   Invested $430,000

An accomplished entrepreneur, Bo co-founded Akku Energy Devices and ventures in hydrogen-electric components and energy-efficient modular homes. Bo brings decades of investment expertise from his career on Wall Street and leadership roles in Asia-Pacific.

"Having worked with cleantech and sustainability startups since the early 2000s, I've seen countless solutions, but RISE® Robotics stands out as the real deal. Their innovative approach to replacing hydraulics addresses a massive market inefficiency with true potential for disruption. The impact they could have on sustainability is nothing short of transformative, and I'm proud to support their mission to build a cleaner, more efficient future."

 **Walter A. Winshall**
Syndicate Lead

Follow

Invested $4,992,093 ⓘ

MIT Engineering and Harvard Law School graduate. Guided SilverPlatter International from startup to ~$100M. Recouped more than $500M withheld by Viacom from Harmonix ("Guitar Hero") shareholders. Supports innovative companies disrupting their fields.

"RISE® Robotics is revolutionizing the huge industrial machinery market with its groundbreaking Beltdraulics™ technology. As a long-term investor in RISE Robotics, I have observed the founding team of Arron, Blake, Kyle and Toomas build an extraordinary foundation of innovation. The recruitment of Hiten as Chief Executive, with his industry expertise and stellar commercialization experience at iRobot, signals a new era of growth and impact. My decision to invest again during the community round is an easy one - I deeply believe in RISE's mission, the team, and the commercial opportunity to redefine sustainability by electrifying and automating heavy equipment."

 **D3VC**   Follow

Invested $10,000 ⓘ

An Asset manager Transforming Early-Stage Venture Capital Investing. Utilizing AI and Data Science to Identify Targets.
d3vc.ai

Sherwood Neiss, Managing Partner
"After analyzing over 150 data points across more than 10,000 crowdfunding offerings through our AI-driven algorithm, RISE Robotics emerged as a standout investment. While the average crowdfunding raise in 2025 is $675,000, Rise has secured $3.33 million from RegCF investors—nearly 5x the market average—demonstrating exceptional retail investor confidence in their revolutionary Beltdraulic technology. Our machine learning model identified the exact success signals: a Guinness World Record for technical validation, U.S. Air Force credibility, and a breakthrough solution that finally disrupts the age-old hydraulics industry that hasn't meaningfully innovated in decades. Rise's fluid-free actuators deliver 3x faster operation and 50% lower costs while solving the fundamental incompatibility blocking heavy machinery modernization—a technological breakthrough now protected by 20+ patents. As traditional hydraulic systems deteriorate and fail to meet modern demands for efficiency and automation, OEMs will gravitate toward Rise's superior performance, longevity, and cost-effective solution across a $600 billion industry ripe

for disruption.""

 Other investors include <u>Techstars</u> Notable , <u>Fortistar Capital</u>, <u>Michael Savino</u> & 2207 more

Our Team



Toomas Sepp Co-Founder & Chief Engineer

Master mechanic & hands-on engineering leader. Key engineer for BEAR, a humanoid hydraulic robot & QCBot, an autonomous drug-delivery robot, both at Vecna. Specialist in precision engineering, machine design, & fitment. MIT BS, Mechanical Engineering



Hiten Sonpal CEO

Robotics & commercialization exec. Generated $2B+ revenue (9M+ units) at iRobot, grew deployments 3x at Electric Sheep, launched SaaS & HW products at Robin. Graze Robotics & Main Street Autonomy advisor. U of Evansville BS Comp. Eng., GA Tech MSCS ('28)



Arron Acosta Co-Founder & Business Development

Heavy machinery aficionado & electrification pioneer. Forbes 30 Under 30 Manufacturing. Former engineer at Apple. Employee #1 at Ekotrope (Inc 5000). Techstars alum. Superconnector in product market fit of innovative tech solutions. MIT BS, Mechanical Eng



Blake Sessions Co-Founder & CTO

Mechanical innovator & genius behind Beltdraulic innovation. Forbes 30 Under 30 Manufacturing. Work featured in WSJ. Pro Tool Innovation Award for air compressor, Whitelaw Prize & Luis de Florez MIT award for innovation. MIT BS, Mechanical Engineering



Kyle Dell'Aquila Co-Founder & Head of Customer Experience & Design

Visionary designer. Olio Smartwatch design lead. Critical role in patented breakthrough for 3D belt topologies. Award-winning moonbuggy design recognized by American Inst of Aeronautics & Astronautics. Rhode Island School of Design BFA, Industrial Design



Dan Foran Head of Product

Product development expert. Former Head of Product at Zitara and Product Engineer at Google, Nest, and iRobot. Brings world-class experience scaling hardware from prototype to product. Olin College BS, Mechanical Engineering. Dartmouth Tuck MBA.



Amy DeDeo Head of Manufacturing

New Product Introduction leader. Led technical teams at iRobot, Raytheon, Owl Labs & Upstart Power. Developed Meeting Owl from prototype to mass production & $6M+ revenue. Worcester Polytechnic Institute BS, Mechanical Eng. & MS, Manufacturing Eng.



Scott Bryce

Pitch



Why RISE® Robotics?

4.7
KINGSCROWD
TOP DEAL



"RISE ROBOTICS BEGAN WITH ONE AUDACIOUS VISION: TO REDEFINE HUMAN MOTION WITH A REVOLUTIONARY SPORTING EXOSUIT, CAPABLE OF DELIVERING SUPERHUMAN STRENGTH, AGILITY, AND SPEED—ALL WHILE BEING LIGHTWEIGHT AND ENERGY-EFFICIENT.**

WHAT STARTED AS A PROJECT IN OUR TWO-BEDROOM APARTMENT TO BUILD A REAL-LIFE IRON MAN SUIT HAS EVOLVED INTO AN INDUSTRIAL-STRENGTH INNOVATION THAT HOLDS THE MISSING KEY TO REACH NET-ZERO IN THE HEAVY MACHINERY INDUSTRY."

ARRON ACOSTA, RISE ROBOTICS CO-FOUNDER

With RISE Robotics, heavy machines have never been more productive, efficient, safe, smooth, economical, eco-friendly, or AI-ready.

Backed by Techstars, MIT's The Engine, and Fortistar Capital, and designed by alumni from MIT and Rhode Island School of Design, RISE's proprietary Beltdraulic™ motion control technology is transforming the $600B+ heavy machines industry.

Our vision is to create a world where high-performance machines no longer rely on oil and diesel to amplify human workers. The heavy machinery industry has been left behind in the push for electrification and AI, and without innovations like ours, reaching net-zero and autonomous machines would likely be economically unviable.

RISE isn't another robotics company — it's the future of superhero-caliber machines, powering the shift towards a sustainable, zero-emissions, amplified future for us all.

Robotics powering a new era of electric heavy machinery





$9.3M

REVENUE



20+

PATENTS









To date, RISE Robotics has generated $9.3 million in development and product revenue. With over 20 worldwide patents granted or pending, and a growing list of notable partners, we're reinventing the heavy machinery sector.

Heavy machines are outdated, inefficient, dirty, and dangerous

Existing motion control technology for heavy machines is insanely inefficient, mind-blowingly wasteful, dangerous, and detrimental to both company profits and the environment.



$250B

diesel cost for heavy machines annually



88%

of energy consumed by hydraulics is wasted







500M

tons of CO2 is emitted by heavy machinery annually



100M

gallons of oil leak from hydraulic equipment annually

The vast majority of heavy machinery used in industries like construction, mining, and agriculture relies on oil-based hydraulics, a technology that uses fluid power to control, transform, and transmit mechanical power.

These industries, which account for more than 20% of the global economy — an estimated $21 trillion — are under increasing pressure to meet stricter environmental regulations while maintaining high performance.



Heavy machines are in desperate need of electrification. Switching to electrical power sources for hydraulic actuators in these systems is simply not viable due to the tremendous energy requirements of heavy machinery, compounded by the inefficiency of fluid power. Attempts to electrify without addressing hydraulics result in astronomical costs.

While electric actuator alternatives exist, they are fundamentally incapable of matching the force, speed, displacement, and utilization of many hydraulic motion control systems.

This fundamental incompatibility between electric power and hydraulic actuation is the core obstacle to widespread electrification in the heavy machinery sector.

As the industrial workforce shrinks, we need more efficient machinery driven by AI. However, current heavy machines are currently analog, lacking the precision, sensing, and smart control systems required for automation, making real-time decision-making impossible. Traditional hydraulic systems would require a patchwork of sensors and endless programming adjustments to support AI and automation.

Electrifying heavy machines with a smarter, faster, cleaner alternative to hydraulics



RISE's solution: a fluid-free actuator that combines the speed and efficiency of robotics with the power and durability of heavy machinery. Our innovative technology uses belts and pulleys instead of oil, delivering superior performance at half the operating cost of hydraulics — with zero emissions.

This breakthrough makes fully electric heavy machinery not just a possibility, but a practical and powerful reality.


Hydraulics

Speed	x	
		3x
Efficiency	x	
		3x
Runtime	x	
	2x	
Lightness	**100%**	
		120%
Autonomy Ready	0%	
	100%	

Our patented motion control Beltdraulic™ technology guarantees that machine operators benefit from a safer, quieter, mess-free experience with unwavering execution. In addition, our technology is self-monitoring and easy to maintain.



Whether it's handling shipping containers at a port, unloading food and beverage delivery trucks, or operating a forklift at a warehouse, RISE's technology ensures seamless, faster transfer without goods or materials ever being dropped, broken, damaged, or lost, all while minimizing risks to workers.

RISE delivers unmatched motion control with paramount safety and environmental protection.

Enabling AI-ready, autonomous machines



Automation is imperative in the heavy machines industry, and RISE is leading the charge. The machines that we build are digital, ready for AI and autonomous systems, powering greater precision and amplifying the capabilities and capacity of machine operators.

With natural haptic feedback from motor current sensing and native belt/rod position tracking, our actuators provide real-time load data and seamless integration with AI-driven systems.

No external sensors, no endless trial and error — just precision movement, built-in intelligence, and readiness for the future of machine automation.

Trailblazing the transition

to fluid-free heavy machinery



We believe RISE is the first company to offer a true high-performance, shock-ready alternative to hydraulics with no pollution, leaking oil and no emissions. We enable robotics and AI for heavy machinery in a big way, and have established a significant defensible moat based on our IP, know-how, and partnerships.

RISE's Patented System-Level Approach to Motion Control

Hydraulic System VS **RISE Beltdraulic™ System**

Hydraulic Product	Summary of Function	RISE Product	Summary of Function	# of RISE Patents Granted
Hydraulic Fluid	Power transmission medium from the point of generation (pump) to the point of delivery (hydraulic cylinder)	RISE Beltdraulic Flat Belt	Power transmission medium from the point of generation (belt power unit) to the point of delivery (RISE Beltdraulic Cylinder)	1
Hydraulic Pump	Convert rotary shaft power into fluid power transmission medium	RISE Beltdraulic BPU	Convert rotary shaft power into belt power transmission medium	1
Hydraulic Cylinder	Convert fluid power into high force linear power	RISE Beltdraulic Cylinder	Convert belt power into high force linear power	12
Hydraulic Tube/ Hose	Convey fluid from point of power generation (pump) to the point of power delivery (cylinder)	RISE Beltdraulic Redirector	Convey the transmission belt from point of power generation to the point of	10

RISE Beltdraulics offer physical and functional configurability, analogous to hydraulics.

RISE holds over 20 worldwide patents granted or pending which protect the core innovations of our Beltdraulic™ technology. In addition, our ability to offer solutions that meet future environmental regulations without compromising performance gives us a major advantage in industries like construction, mining, and agriculture.

Our product portfolio:
Zero emissions. Maximum power.



Common Lifting
Device (CLD)

Electronic-free, manually operated, collapsible lift crane. $1.5M worth of units already delivered to the U.S. Air Force. This is the first deployed application of our Beltdraulic technology.

→ Currently in **$250K SBIR Phase 1 with U.S.Army**, a huge market, to adapt the tech to support maintenance operations of equipment in the field

→ 8x lighter than current alternative



Cylinder as a
Component

Co-developed and tested with Danfoss & Anthony Liftgate. First commercial order delivered in oil & gas, an $11B market opportunity.

→ Sample + Developer Kit Available for Pre-Order!

→ Fastest high force actuator in the world (2 m/s)

→ Plug and Play functionality

→ Belt health diagnostics

Beltdraulic

LIFT

Munitions Handling Unit

Prototype built for the U.S. Air Force as a munitions handling unit that boosts efficiency and dramatically reduces maintenance downtime and accidents.



Selected for a $3M AFWERX contract extension.
- → Awarded the "World's Strongest Robotic Arm Prototype"
- → Supports 7,000 lbs. on the load table
- → 6 Degrees of Freedom manipulation
- → All electric (fluid-free maintenance)
- → Zero drift / no uncommanded motion
- → High precision movements in Crawl Mode
- → Safety factor of 3 for all 6-DoF
- → Controlled via a rugged hand controller

Liftgate

Co-developed with Anthony Liftgates. This sector has not seen any innovation in over a decade, so we've seen a lot of interest and expect to deliver our first liftgate product in 2025.

- → Smoother, safer operation
- → 2x the speed
- → 50% the fuel cost
- → Zero maintenance
- → Faster installation
- → Premium features
- → ~$22K/yr revenue increase
- → 6-month ROI

It's working in a big way

We've built the world's strongest robotic arm!

Our robotic arm can lift more than 7,000 lbs (the weight of an F-100 Lightning pickup truck) with our record-breaking Beltdraulic™ cylinder technology - an unparalleled feat which earned us a GUINNESS WORLD RECORD™ in March 2025!





We're honored to contribute to the mission of improving operational readiness and safety for the Air Force Global Strike Command! Our fully electric robotic arm is designed to replace aging technologies with solutions that are not only easier to maintain but also deliver enhanced control and efficiency—an essential step in advancing munitions handling capabilities.

We've been selected to join the U.S. Air Force's $46B Enterprise Wide Agile

Acquisition Contract (EWAAC) program - a strategic gateway into major defense programs. RISE's Beltdraulic™ Systems are in the running to power the military's most advanced platforms, with strong potential for major future contracts.

Future use cases for our technology are mind blowing

Teleoperations and Autonomous Excavators



Our technology enables heavy machines to be fully autonomous and capable of being operated remotely. This saves astronomical costs associated with dispatching workers to remote locations, in addition to being safer and more effective.

Perpetual Unloading Machines





We can also support the development of perpetual unloading machines. When machines are unloading objects from a significant height, the process of unloading charges the batteries and facilitates fully autonomous 24/7 operations.

Pioneers in robotics & automation from MIT, RISD, Apple & iRobot

Hiten Sonpal
CEO

Blake Sessions
Chief Technology Officer

Toomas Sepp
Chief Engineer

Arron Acosta
VP of Business Development

Kyle Dell'Aquila
Head of Industrial Design

Dan Foran
Head of Product

Amy DeDeo
Head of Manufacturing

iRobot | ROBIN AUTOPILOT | 🍎 | VECNA robotics

Forbes 30 UNDER 30 | TUCK SCHOOL OF BUSINESS AT DARTMOUTH | RISD 1877 | MiT

ELECTRIC SHEEP | Google | OWL LABS | Raytheon Technologies

RISE's leadership hails from prestigious academic institutions for engineering and industrial design — MIT and Rhode Island School of Design, as well as some of the largest and most successful robotics and technology companies including Apple, iRobot, Vecna Robotics, Electric Sheep, and

Google.

Our team's deep expertise in technology, manufacturing, engineering, and design has led to recognition in Forbes 30 under 30.

RISE is electrifying the $600B+ heavy machinery market



Total Addressable Market

$2B+ Liftgates

$16B+ Forklifts

$44B+ Beltdraulic components

$550B+ Specialty Machines, Scissor Lifts, Garbage Trucks, Elevators, Agricultural Machines, Construction Equipment, +more



89% lower costs for electric vehicle batteries 2010-2020 (EPA)



90% lower emissions Tighter emissions standards for non-road diesel engines (EPA)



30% tax credits for adoption of clean energy solutions (Inflation Reduction Act)

Demand for net-zero solutions is high — and so are the stakes. The survival of our planet depends on solutions like ours that can help high-polluting industries transition to fully electrified systems.

RISE's Beltdraulic™ systems enable operators to meet net-zero targets, unlock sustainability incentives, and future-proof their fleets — all while reducing operating costs by half and boosting machine performance.

Collaborating with industrial giants to build better, cleaner machines



PARTNERS

ANTHONY LIFTGATES, INC. SOLUTIONS FOR TRUCKS & TRAILERS

Danfoss

U.S. AIR FORCE

INDUSTRIES

CONSTRUCTION

MATERIAL HANDLING

DEFENSE

REVENUE STREAMS

JOINT DEVELOPMENT AGREEMENTS

PRODUCT SALES

LICENSING

RISE generates revenue through product sales, joint development, and long-term licensing deals.

We jointly develop heavy machines powered by our proprietary Beltdraulic™ technology and sell them directly to operators under the RISE brand. In addition, we sell RISE cylinders and license our technology as well as offer customized solutions to leading manufacturers in industries like construction, material handling, and defense.

Our partners benefit from reduced energy costs, compliance with environmental standards, and enhanced machine performance.

By 2029, the bulk of our sales will come from products we are now co-developing with our partners



Forward looking projections cannot be guaranteed. Updated 06/2024

In 2024, RISE focused on executing a big government contract we won in 2023, as well as securing new development contracts and refining our technology based on feedback from our partners. While government sales cycles are long and unpredictable, we have been selected this year for a $3M contract. Revenue from this contract will primarily be realized in 2026.

Our growth will also be supported by sales of new commercial products we're launching in Q3 2025. With strong momentum from government and industry collaborators, combined with a shift in focus from R&D to commercialization,

we are at an inflection point for generating consistent, scalable revenue.

Building an ecosystem of high-performance, zero-emission machinery



Product Timeline
Development
Production
RISE
Market Size
2024
2025
2026
2027
2028
2029
$100M
Beltdraulic Common Lifting Device (DoD) Production
$44B
Beltdraulic Components
Production
$2B
Beltdraulic Liftgate
Production
$1B
Beltdraulic Material Handling Unit (DoD)
Production
$16B
Beltdraulic Forklift
Production
Forward looking projections cannot be guaranteed.

RISE's technology is not just a future concept — we've been enabling superior motion control in lifting devices used by the U.S. military, and we're ready to scale NOW.

Your investment will allow us to accelerate our growth and get our products to market faster.

Just as Tesla Electrified Cars, RISE is Electrifying Heavy Machinery

Companies that have **transformed** their industries



TESLA (NASDAQ: TSLA)

$800B
Market Cap



JOHN DEERE (NYSE: DE)

$120B
Market Cap

RISE Robotics is following in the footsteps of iconic companies such as Tesla, which revolutionized electric cars, and John Deere, a global leader in heavy equipment making strides in autonomous machinery.



Acquired for
$5.1B
(NYS:RRX)



Market Cap
$8.2B
(NYS:FLS)



Market Cap
$31B
(NYS:ROK)

Acquisition completed March 2023; market caps as of January 2025

Regal Rexnord's recent acquisition of Altra Industrial Motion highlights the high value of innovative motion control solutions. The large market caps of industrial technology leaders Flowserve and Rockwell Automation further underscore the immense potential for breakthrough advancements in mechanical systems.

Earn perks for supporting better machines!





machines!

$2,500: PERSONALIZED
Commemorative Plaque
Honoring your role in building the
World's Strongest Robotic Arm



$10,000: GROUP
RISE facility tour
$25,000: PERSONAL
RISE facility tour
+ 1-1 meeting with a co-founder

We're excited to give our supporters the opportunity to not only invest in RISE, but also to get a front-row seat in the development of our transformative technology through exclusive investor perks.

Powering the future of electric machines—faster, cleaner, smarter





To date, we've invested $22M in RISE's technology development and breakthrough industrial design. We're raising on Wefunder to open up the opportunity for anyone to become an integral part of our movement towards efficiency and sustainability, an imperative change for us all.

Investing in this round means you'll be investing alongside Techstars, MIT's the Engine, Fortistar Capital, D3VC, Kingscrowd Capital, and other visionary investors as we build better and new machines to power a greener future — a future beyond what you think is possible today.

RISE's cutting-edge robotics technology will transform industries and economies, and change the world for the better. Invest in the electrification of heavy machines today, and secure a sustainable future for our planet.



wefunder.com/riserobotics/invest